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                               October 18, 2021

       Robert J. Scaringe
       Chief Executive Officer
       Rivian Automotive, Inc.
       14600 Myford Road
       Irvine, CA 92606

                                                        Re: Rivian Automotive,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 1,
2021
                                                            File No. 333-259992

       Dear Dr. Scaringe:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. In light of your dual-class capital structure, please revise your disclosure as follows:

                                                              If true, describe
Mr. Scaringe's ability to control matters requiring shareholder approval (including
the election of directors, amendment of governing documents, and approval of
major corporate transactions) and disclose the percentage of outstanding shares
that he owns to maintain his control;

                                                              Disclose your
controlled company status and indicate whether you intend to utilize any related
exemptions to governance rules under exchange listing standards;

                                                              Disclose that
future issuances of Class B common stock may be dilutive to holders of
 Robert J. Scaringe
FirstName  LastNameRobert  J. Scaringe
Rivian Automotive, Inc.
Comapany
October 18,NameRivian
            2021        Automotive, Inc.
October
Page 2 18, 2021 Page 2
FirstName LastName
              Class A common stock;

                Describe the resulting impact that mandatory or automatic conversions of Class B common stock will have upon holders of Class A common stock, including dilution;
              and

                Include appropriate risk factor disclosure in relation to the foregoing.
2. We note your response to our prior comment 4 and reissue it. Please provide support within the prospectus for the statement that you will enter the commercial market "with the world's first long-range electric step-in van developed for mass production." If the statement depends on the term "mass production," please add disclosure to explain its meaning. If an evaluation of third-party manufacturing capacity is relevant (e.g., high-
         versus low-volume production, single- versus multi-party assembly), please add support or characterize this as management's belief.
3. Please disclose whether any shares that are sold under your directed share program will be subject to a lock-up agreement.
4.       Please disclose the number of vehicles delivered to date.
Risk Factors, page 19

5. Please revise to include a separate risk factor describing your capital structure, including the different authorized classes of common stock, and explaining the nature of the disparate voting rights, including the number of votes per share to which each class is entitled.
Forever, page 135

6. We note your disclosure that the "natural world will become a shareholder in our success." Please disclose if "Forever" is a separate entity and whether you plan to make additional equity contributions to Forever in the future.
Legal Proceedings, page 144

7. Please revise to elaborate on the nature of the allegations in the Tesla lawsuit.
Experts, page 205

8. Please provide the disclosures that were agreed upon with our Office of Chief
         Accountant's Professional Practice Group pursuant to your consultation surrounding your business relationship with KPMG. Please revise accordingly, or advise us as to why you no longer believe it is required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert J. Scaringe
Rivian Automotive, Inc.
October 18, 2021
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert J. Scaringe
                                                           Division of
Corporation Finance
Comapany NameRivian Automotive, Inc.
                                                           Office of
Manufacturing
October 18, 2021 Page 3
cc:       Alison A. Haggerty
FirstName LastName